Exhibit 99.3

Manual

Manual:	Corporate Policy	Document Number:	318
Title:	Human Resources	Revised Date:	10/26/2020
Section:	300	Page 1 of 3
Subject:	Compensation Committee Charter	Approval:

Compensation Committee November 10, 2020 - Board of Directors January 19, 2021

Century Bancorp Compensation Committee Charter

Purpose

The purpose of the Compensation Committee is to provide overall guidance with respect to the establishment, maintenance and administration of Century Bancorp, Inc.'s compensation programs and employee benefit plans, including reviewing and approving the Chairman, President and CEO’s and other executive officers' compensation as set forth below.

Committee Membership

The Committee shall be composed of at least three Directors. The members shall be appointed and replaced by the board on the recommendation of the Nominating Committee. Each member shall meet the criteria for independence as established by the Board in accordance with the NASDAQ Exchange listing standards and any other applicable laws, rules and regulations regarding independence as they are set in effect from time to time.

In addition, in affirmatively determining the independence of any director who will serve on the Compensation Committee, the board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director' s ability to be independent from management in connection with the duties of a compensation committee member, but not limited to:

(i)	the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and

(ii)	whether such director is affiliated with the Company, a subsidiary of the Company or an affiliate of the Company.

Duties and Responsibilities

The Committee shall have the following duties and responsibilities with respect to the compensation of the executive officers of Century Bancorp, Inc.:

1.	Review and approve corporate goals and objectives relevant to the compensation of the Chairman, President and CEO and other Senior Executive Officers; evaluate the Chairman, President and CEO' s performance in light of those goals and objectives, and set, subject to the further approval of the independent directors to the extent required by the Corporation's bylaws, the Chairman, President and CEO’s and Senior Executive Officers' compensation based on these evaluations.

Manual

Manual:	Corporate Policy	Document Number:	318
Title:	Human Resources	Revised Date:	10/26/2020
Section:	300	Page 2 of 3
Subject:	Compensation Committee Charter	Approval:

Compensation Committee November 10, 2020 - Board of Directors January 19, 2021

2.	Review and approve the annual compensation of the executive officers of Century Bancorp Inc., including salary, incentive compensation, equity based plans and other benefits, direct and indirect.

3.	Review and adopt proposals related to any employee benefit plan of Century Bancorp, Inc., or its subsidiaries (including such plans in which any executive officer participates), including proposals for the adoption, amendment, modification or termination of such plans.

In determining the long-term incentive component of the Chairman, President and CEO' s compensation, the Committee shall consider Century Bancorp, Inc.'s performance and relative shareholder return, the value of similar incentive awards to Chief Executive Officers at comparable companies, and the awards given to Century Bancorp, Inc.'s Chairman, President and CEO in past years. The Chairman, President and CEO shall not be present during voting or any deliberations on his compensation.

In addition, the Committee shall:

1.	Produce the compensation committee report for inclusion in Century Bancorp, Inc.' s annual SEC Form 10-k.

2.	Periodically review and make recommendations to the Board as to the form and amount of compensation for Century Bancorp, Inc.'s directors. Director compensation should provide reasonable compensation for non-employee directors commensurate with their duties and responsibilities as directors, and provide a sufficient level of compensation necessary to attract and retain the highest quality individuals.

3.	Monitor the salary administration program by reviewing and approving the proposed personnel expenses for each year and by reviewing on a quarterly basis during the year summary statistical information relating to the administration of those proposed expenses; and reviewing results of salary surveys or other market data as appropriate.

4.	Make regular reports to the Board on the Committee's activities.

5.	Review and reassess the Charter annually and recommend any proposed changes to the Board for approval.

6.	Conduct an annual review of its own performance.

Manual

Manual:	Corporate Policy	Document Number:	318
Title:	Human Resources	Revised Date:	10/26/2020
Section:	300	Page 3 of 3
Subject:	Compensation Committee Charter	Approval:

Compensation Committee November 10, 2020 - Board of Directors January 19, 2021

7.	Form and delegate authority to subcommittees when appropriate, including without limitation the Management Compensation Committee and the Corporate Benefits Committee.

Outside Advisors

The Committee shall have the authority, in its sole discretion, to select, retain and obtain the advice of any such compensation consultant as necessary to assist with the execution of its duties and responsibilities as set forth in this Charter. The Committee shall set the compensation, and oversee the work, of any such compensation consultant. The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of outside legal counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation, and oversee the work, of its outside legal counsel and other advisors. The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to its compensation consultants, outside legal counsel and any other advisors. However, the Committee shall not be required to implement or act consistently with the advice or recommendations of its compensation consultant, legal counsel or other advisor to the compensation committee, and the authority granted in this Charter shall not affect the ability or obligation of the Committee to exercise its own judgment in fulfillment of its duties under this Charter.

In seeking advice from compensation consultants, outside counsel and other advisors, the Committee must take into consideration the factors specified in NASDAQ Rule 5605(d)(3)(D). The Committee may retain, or receive advice from, any compensation advisor they prefer, including ones that are not independent, after considering the specified factors. The Committee is not required to assess the independence of any compensation consultant or other advisor that acts in a role limited to consulting on any broad-based plan that does not discriminate in scope, terms or operation in favor of executive officers or directors and that is generally available to all salaried employees or providing information that is not customized for a particular company or that is customized based on parameters that are not developed by the consultant or advisor, and about which the consultant or advisor does not provide advice.

To the extent permitted by applicable law, the Committee may delegate to management certain of its duties and responsibilities, including with respect to the adoption, amendment, modification or termination of benefit plans and with respect to the awards of stock options under certain stock plans.

1.0	09/5/2018 Policy approved and revision recording begins

2.0	11/5/2019 Grammatical changes.

3.0	10/26/2020 Updated officer title to reflect Chairman, President and CEO